Exhibit 2.1

[Execution Copy]

PURCHASE AGREEMENT

among

INTELICOAT TECHNOLOGIES IMAGE PRODUCTS HOLDCO LLC,

IMAGE PRODUCTS GROUP LLC,

EXOPACK ADVANCED COATINGS, LLC,

EXOPACK HOLDINGS UK, LTD.,

AND

EXOPACK HOLDING CORP.

Dated August 6, 2007

i

ARTICLE V ADDITIONAL COVENANTS		20
5.01	Access to Books and Records	20
5.02	Acknowledgment by Exopack and Buyers	20
5.03	Tax Matters	21
5.04	Further Assurances	22
5.05	Employee Matters	22
5.06	Use of Intelicoat Names	24
5.07	Payments of Accounts Payable	24
5.08	Collection of Accounts Receivable	24
5.09	Non-Competition	25
5.10	Non-Solicitation	25
5.11	Confidentiality	26
5.12	Audit Expenses	26
5.13	Matthews Lease	26

ARTICLE VI SURVIVAL; INDEMNITY		27
6.01	Nonsurvival of Representations and Warranties	27
6.02	Indemnification	27

ARTICLE VII DEFINITIONS		27
7.01	Definitions	27
7.02	Other Definitional Provisions	33

ARTICLE VIII MISCELLANEOUS		33
8.01	Press Releases and Communications	33
8.02	Expenses	33
8.03	Notices	34
8.04	Assignment	35
8.05	Severability	35
8.06	Construction	35
8.07	Amendment and Waiver	36
8.08	Complete Agreement	36
8.09	No Third-Party Beneficiaries	36
8.10	Counterparts	36
8.11	Governing Law; WAIVER OF TRIAL BY JURY	36
8.12	Interpretation	37
8.13	Bulk Transfer Laws	37
8.14	Obligations of the Parties	37

Schedules

Businesses Schedule

Retained Businesses Schedule

Schedule 1.01(c)	Locations of Personal Property
Schedule 1.01(e)	Assumed Contracts
Schedule 1.02(f)	Excluded Facilities

ii

Schedule 1.02(j)	Excluded Contracts
Schedule 1.02(o)	Excluded Assets
Schedule 1.03(e)	Excluded Liabilities
Schedule 3.02	Authorization; No Breach; Valid and Binding Agreement
Schedule 3.03	Financial Statements
Schedule 3.04(b)	Leased Real Property
Schedule 3.04(c)	Purchased Subsidiaries Leased Real Property
Schedule 3.05	Tax Returns
Schedule 3.06	Intellectual Property
Schedule 3.07	Litigation
Schedule 3.08	Employee Benefit Plans
Schedule 3.09	Environmental Compliance and Conditions
Schedule 3.10	Brokerage
Schedule 3.11	Compliance with Laws
Schedule 3.12	Contracts
Schedule 3.14	Customers and Suppliers
Schedule 5.05(a)	U.K. Seller Employees
Schedule 5.05(b)	Transferred Employees

iii

PURCHASE AGREEMENT

THIS AGREEMENT (this “Agreement”) is made and entered into as of August 6, 2007, by and among Exopack Advanced Coatings, LLC, a Delaware limited liability company (“EAC”), Exopack Holdings UK, Ltd., a company incorporated under the laws of England and Wales (“Exopack UK” and, together with EAC, the “Buyers” or, individually, a “Buyer”), Exopack Holding Corp., a Delaware corporation (“Exopack”), Intelicoat Technologies Image Products Holdco LLC, a Delaware limited liability company (“ITIPH”), and Image Products Group LLC, a Delaware limited liability company (the “Company” and, together with ITIPH, the “Sellers” or, individually, a “Seller”). Buyers and Sellers are referred to collectively herein as the “Parties” and individually as a “Party”. Other capitalized terms used herein and not otherwise defined are defined in ARTICLE VII below.

WHEREAS, the Sellers are directly or indirectly engaged in the business of researching, developing, manufacturing, distributing, marketing and selling precision coated films, foils, fabric and other substrates used in the engineered films business and the microfilm business and other coating services, including, without limitation, the businesses set forth on the Businesses Schedule attached hereto, certain of which are specific to equipment and processes in the Matthews, North Carolina and North Wales facilities (the “Businesses”);

WHEREAS, Sellers and certain of Sellers’ Affiliates are engaged in other businesses, including the business of researching, developing, manufacturing, distributing, marketing and selling precision coated papers, films, fabric and other substrates used in the digital imaging business, and other coating services, including, without limitation, the businesses set forth on the Retained Businesses Schedule attached hereto, certain of which are specific to equipment and processes in the South Hadley, Massachusetts and Portland, Oregon facilities (the “Retained Businesses”);

WHEREAS, the Company owns all of the outstanding membership interests of Intelicoat Technologies Image Products Matthews LLC, a Delaware limited liability company (“Matthews LLC”) and ITIPH owns all of the outstanding shares of Intelicoat Technologies EF Holdco Ltd., a company incorporated under the laws of England and Wales (“U.K. EF Holdco”);

WHEREAS, U.K. EF Holdco owns all of the outstanding shares of Intelicoat Technologies Engineered Films Ltd., a company incorporated under the laws of England and Wales (“U.K. Engineered Films” and, together with Matthews LLC and U.K. EF Holdco, the “Purchased Subsidiaries”); and

WHEREAS, subject to the terms and conditions set forth in this Agreement, Sellers desire to sell to Buyers, and Buyers desire to acquire from Sellers, certain assets relating to the operation of the Businesses (other than the Excluded Assets), including the equity securities of Matthews LLC and U.K. EF Holdco, and Sellers desire to assign to Buyers, and Buyers desire to assume from Sellers, certain liabilities of Sellers to the extent relating to the operation of the Businesses.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

BASIC TRANSACTION

1.01 Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, at the Closing, Buyers shall purchase from Sellers, and Sellers shall sell, assign, transfer, convey and deliver to Buyers, all rights, title and interest of Sellers in and to the following assets and property (except for the Excluded Assets) (the “Acquired Assets”):

(a) the right to bill and receive payment for products shipped or delivered or services performed but unbilled or unpaid as of the Closing Date, including all trade accounts receivable, whether current or non-current, but excluding accounts receivables owed from Sellers and their Affiliates, in each case to the extent relating to the operation of the Businesses that remain uncollected as of the Closing;

(b) all raw materials and supplies, packaging materials, manufactured and purchased goods, work-in-process, finished products, goods in transit and other items of inventory exclusively relating to the operations of the Businesses that exist as of the Closing (collectively, “Inventory”) located at the Matthews facility, but excluding the Inventory set forth on Schedule 1.02(o);

(c) all machinery, equipment, furniture, fixtures, leasehold improvements, vehicles, tooling, molds, dies and other tangible personal property exclusively relating to the Businesses or located at the Matthews facility and any other assets set forth on Schedule 1.01(c); provided that Sellers shall disassemble and package for transportation, and Buyers shall be responsible for all costs of transport and reassembly of the assets set forth on Schedule 1.01(c);

(d) all of Sellers’ rights in Intellectual Property primarily relating to the Businesses (subject to Section 1.05 with respect to any Contracts related to Intellectual Property), including all goodwill associated therewith, and remedies against infringements thereof and rights to protection of interests therein under the laws of all jurisdictions, in each case subject to any rights previously granted therein to a third party;

(e) subject to Section 1.05, all Contracts and other similar arrangements primarily relating to the Businesses, including those agreements set forth on Schedule 1.01(e) (collectively, the “Assumed Contracts”);

(f) all prepayments, deposits and prepaid expenses to the extent relating to the operation of the Businesses that remain unused as of the Closing (the “Prepaid Expenses”);

(g) all rights under or pursuant to all warranties, representations and guaranties made by suppliers in connection with the Acquired Assets or services furnished to any Seller primarily relating to the operation of the Businesses or the Acquired Assets, in each case to the extent such warranties, representations and guaranties are assignable to EAC, and if such warranties, representations and guaranties are not assignable to EAC, then any proceeds actually recovered by any Seller relating thereto;

(h) all claims, refunds, causes of action, choses in action, rights of recovery, rights of set off and rights of recoupment of any kind to the extent relating to the Businesses but excluding those relating to the Excluded Assets or the Retained Businesses;

(i) all franchises, approvals, authorizations, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from any government or governmental agency or authority or court or administrative entity, in each case primarily relating to the Businesses to the extent transferable;

(j) all books, records, customer file records and other information pertaining to accounts and referral sources, purchase and sale records, engineering records and property records, ledgers, files, documents, correspondence, customer and supplier lists, drawings and specifications, advertising and promotional materials, studies, reports, plans, pricing and cost information, parts lists, manuals, service and maintenance records, and all other printed or written materials primarily relating to the operation of the Businesses and the Acquired Assets, but only true and complete copies, and not originals, of (i) financial and accounting reports, books and records, and (ii) personnel records of the Transferred Employees (the “Purchased Records”);

(k) the right to receive and retain mail, payment of receivables and other communications to the extent relating to the operation of the Businesses or the Acquired Assets;

(l) all goodwill of the Businesses and the Acquired Assets;

(m) all outstanding membership interests of Matthews LLC and all outstanding shares of U.K. EF Holdco (collectively, the “Purchased Equity”); and

(n) all other assets, properties and rights exclusively related to the Businesses owned by Sellers as of the Closing Date.

1.02 Excluded Assets. Notwithstanding the foregoing provisions of Section 1.01 above, the Acquired Assets shall not include any of the following assets and properties of Sellers (the “Excluded Assets”), which shall not be conveyed to Buyers:

(a) all cash, cash equivalents and marketable securities of Sellers;

(b) all Tax Returns, Tax records and any rights to Income Tax refunds or credits for Pre-Closing Tax Periods, and all deferred Tax assets;

(c) all rights under any Contracts and other similar arrangements that are not transferable, subject to Section 1.05 below and all rights under any Contracts which are not included in the Assumed Liabilities pursuant to Section 1.03(c);

(d) Sellers’ insurance policies and insurance Contracts and all rights related thereto;

(e) all rights in connection with, and assets maintained pursuant to or in connection with, any of Sellers’ Plans or any other benefit plan, program, agreement or arrangement of Sellers;

(f) the buildings, structures and facilities described in Schedule 1.02(f), together with all fixtures and improvements located therein (the “Excluded Facilities”);

(g) Sellers’ organizational documents, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, unit transfer books, blank unit certificates and other documents relating to the organization, maintenance, and existence of each of Sellers as a limited liability company;

(h) all equity securities of the Sellers;

(i) all claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set off and rights of recoupment with respect to any Excluded Assets (including with respect to insurance policies and Income Taxes);

(j) all rights of Sellers under the Contracts listed on Schedule 1.02(j);

(k) all financial and accounting reports, books and records, records relating to the Excluded Assets, and personnel records of Transferred Employees;

(l) all rights of Sellers in any Intellectual Property not transferred pursuant to Section 1.01(d), namely all trademarks and all rights to use the names of ITIPH, the Company or any of their respective Affiliates and Subsidiaries and all trademarks or rights to use any names that include any of the “Intelicoat”, “InteliCoat”, “Intelicoat Technologies”, “InteliCoat Technologies”, “Image Products”, “Magic”, “Magiclee,” and any derivatives thereof;

(m) all rights of Sellers arising under this Agreement and under any other agreement between Buyers and Sellers entered into in connection with this Agreement;

(n) the accounts receivables due from Sellers;

(o) all items listed on Schedule 1.02(o);

(p) all Inventory located at the Sellers’ South Hadley, Massachusetts facility (the “S. Hadley Inventory”); and

(q) all receivables to the extent related to Avestor.

It is hereby acknowledged by the Parties that at or prior to Closing Sellers shall transfer or shall cause the Purchased Subsidiaries to transfer the assets set forth on Schedule 1.02(o) to the Company, and such assets shall be Excluded Assets.

1.03 Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, at the Closing, Buyers shall expressly assume the liabilities and obligations of Sellers, of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, liquidated or unliquidated, known or unknown, whether or not accrued, whether arising before, on or after the Closing Date, regardless of when asserted, to the extent relating to the Acquired Assets or the operation of the Businesses (except for the Excluded Liabilities) (the “Assumed Liabilities”), whether or not set forth on the Disclosure Schedules attached hereto, including the following liabilities and obligations of Seller:

(a) all accounts payable to the extent relating to the Businesses which are either (x) not more than 60 days past due or (y) more than 60 days past due, but are (and only to the extent that they are) in good faith dispute, other than accounts payable due from the Sellers;

(b) all accrued liabilities and expenses to the extent relating to the Businesses (including accrued salary and wages, bonuses and accrued vacation and sick pay);

(c) all obligations and liabilities under the Assumed Contracts; provided, however, Buyers are not assuming, and shall not be obligated to pay, discharge or perform, liabilities under any Assumed Contract that both (x) is not set forth on either Schedule 1.01(e) or Schedule 3.12 and (y) was required to be disclosed on Schedule 3.12; if, after the Closing, Sellers become aware of any Assumed Contracts that were both (x) not listed on either Schedule 1.01(e) or Schedule 3.12 and (y) required to be disclosed on Schedule 3.12, Sellers shall promptly advise EAC of any such Assumed Contract (and provide a copy thereof to EAC), and EAC shall promptly notify Sellers whether EAC elects to have such Assumed Contract assigned to EAC, in which event, such Assumed Contract shall be deemed to be included in the Assumed Liabilities;

(d) all obligations and liabilities for refunds, advertising, coupons, adjustments, rebates, commissions, customer program costs, allowances, repairs, recalls, exchanges, returns and warranty, merchantability and other claims to the extent relating to the Businesses;

(e) except as otherwise excluded pursuant to this Agreement, all liabilities and obligations imposed to the extent relating to the Businesses or to the Leased Real Property;

(f) all judgments, orders, decrees, pending claims and litigation to the extent relating to the Businesses;

(g) all obligations and liabilities arising out of the conduct of the Businesses (including product liability and infringement claims, obligations and liabilities arising under or relating to the activities and operations of third-party contract manufacturers);

(h) all environmental, health and safety liabilities and obligations arising at any time, whether known or unknown, contingent or otherwise, including under any Environmental Laws, to the extent relating to the Businesses, the Purchased Subsidiaries, or the Leased Real Property; and

(i) all other liabilities to the extent expressly agreed to be assumed by Buyers under the terms of this Agreement and under any other agreement between Buyers and Sellers entered into in connection with this Agreement.

Buyers shall and Exopack shall cause Buyers and the Purchased Subsidiaries to fully pay, perform and discharge, as and when they become due, all of the Assumed Liabilities.

1.04 Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement or any of the Schedules attached hereto, Buyers shall not assume or be liable for any of the following obligations or liabilities of Sellers (the “Excluded Liabilities”), and Sellers shall fully pay, perform and discharge as and when they become due, all of the Excluded Liabilities:

(a) all Income Taxes for Pre-Closing Periods;

(b) except for that certain Carbon Trust Fund loan in an amount of approximately $121,000 (the “Carbon Trust Fund Loan”), all Indebtedness for borrowed money;

(c) except as otherwise provided in this Agreement, all liabilities and obligations of Sellers to the extent relating to the Retained Businesses or the Excluded Assets, including liabilities and obligations arising under the agreements listed on Schedule 1.02(j) and any and all obligations and liabilities (whether presently in existence or arising hereafter) with respect to any Plan (other than any Assumed Plan);

(d) that certain past due account payable to TOYO Color America LLC in the aggregate amount of approximately $465,000;

(e) the liabilities of the Sellers and the Purchased Subsidiaries set forth on Schedule 1.03(e);

(f) any liabilities for legal, accounting, audit or investment banking fees, broker commissions or any other expenses incurred by Sellers in connection with the negotiation, preparation, approval, authorization or consummation of this Agreement and the transactions contemplated hereby;

(g) all liabilities and obligations of Sellers arising under this Agreement and under any other agreement between Buyers and Sellers entered into in connection with this Agreement;

(h) all notes and accounts payable to the extent related to the S. Hadley Inventory; and

(i) all notes and accounts payable due from the Sellers.

1.05 Consents to Assignment.

(a) Each Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to Contracts to which Sellers are a party (including certain of the Contracts set forth on Schedule 1.01(e)) and such consents have not been obtained. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any such Contract or any claim or right or any benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof without the consent of a third party would constitute a breach or default thereof or give rise to a right of termination or cancellation thereunder. Each Buyer agrees and acknowledges that Sellers shall not have any liability whatsoever to such Buyer (and such Buyer shall not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such Contract as a result thereof. Each Buyer further agrees that no representation, warranty or covenant of Sellers contained herein shall be breached or deemed breached and no condition of such Buyer shall be deemed not to be satisfied as a result of the failure to obtain any consent or as a result of any such default, acceleration or termination or any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination.

(b) Sellers shall use commercially reasonable efforts for a reasonable period of time following the Closing Date to obtain consents necessary to assign or transfer any of the Assumed Contracts. If such consent is obtained by Sellers, Sellers shall promptly assign such Assumed Contract to Buyers and Buyers shall assume all liabilities relating thereto pursuant to a special-purpose assignment and assumption agreement. If such consent is not obtained, Sellers and Buyers will cooperate with each other, in all commercially reasonable respects, to design an arrangement pursuant to which Buyers will receive all rights and benefits from such third party, and assume all of the obligations relating to such Assumed Contract, including, if requested by Buyers, acting as an agent on behalf of Buyers, at Buyers’ expense. Any costs and obligations incurred by Sellers to provide rights and benefits under such interim arrangement (other than internal overhead costs) shall be satisfied, discharged or reimbursed by Buyers, as and when due. Sellers shall not be required to make any material change to their respective businesses, expend any material funds that will not be reimbursed or incur any other material burden, liability or loss in order to comply with their obligations set forth in this Section 1.05. Buyers are assuming the full risk that Sellers and Buyers will be unable to establish a commercially reasonable arrangement between Buyers and any third party whose consent to assign any Assumed Contract has not been obtained.

1.06 Purchase Price. Buyers agree to pay to Sellers Thirty Two Million Three Hundred One Thousand Nine Hundred Sixty Dollars ($32,301,960.00), minus (a) the aggregate amount of all Indebtedness (if any) of the Purchased Subsidiaries or which are Assumed Liabilities as of the Closing (which shall not include any Indebtedness paid at Closing or any Indebtedness incurred by Buyers in connection with the Closing) (the “Closing Indebtedness”) plus (b) the Net Intercompany Receivables (as hereinafter defined) (the “Purchase Price”). “Net Intercompany Receivables” means, subject to the following sentence, an amount (whether positive or negative) equal to (i) the aggregate amount of all receivables of the Retained Businesses from the Businesses, including all such receivables of Sellers or any of their Subsidiaries (other than the Purchased Subsidiaries) from any of the Purchased Subsidiaries, as of the close of business on the day immediately preceding the Closing Date, all of which shall be cancelled pursuant to Section 1.09 below, minus (ii) the aggregate amount of all receivables of the Businesses from the Retained Businesses including all such receivables of any of the Purchased Subsidiaries from

Sellers or any of their Subsidiaries (other than the Purchased Subsidiaries), as of the close of business on the day immediately preceding the Closing Date, all of which shall be cancelled pursuant to Section 1.09 below. Notwithstanding any provision to the contrary in this Agreement, Net Intercompany Receivables shall not include (x) that certain receivable from the Sellers to U.K. Engineered Films in the amount of approximately $4,174,000, which amount shall be paid by Sellers to U.K. Engineered Films at or prior to Closing, (y) any receivables of Sellers or any of their Subsidiaries from any of the Sellers or any of their Subsidiaries with respect to items listed on Schedule 1.02(o), or (z) any receivables of the Purchased Subsidiaries with respect to POS PRO or the digital imaging business except to the extent payments with respect to such receivables were included in the forecasts previously delivered to Exopack by Sellers.

1.07 Purchase Price Adjustment.

(a) At or prior to the Closing, Exopack and ITIPH shall agree upon an estimate of the Purchase Price (the “Estimated Purchase Price”). Buyers agree to pay Sellers at the Closing the Estimated Purchase Price in the manner set forth in Section 2.02 below.

(b) Not later than ninety (90) days after the Closing Date, Exopack shall or shall cause Buyers to prepare and present to the Sellers a certificate setting forth the Closing Indebtedness, Net Intercompany Receivables and the resulting Purchase Price calculated with references to such amounts (in its final and binding form, the “Purchase Price Calculation”). During the thirty (30)-day period immediately following Sellers’ receipt of the Purchase Price Calculation, Sellers shall be permitted to review the Businesses’ books and record and Buyers’ working papers related to the preparation of the Purchase Price Calculation and determination of the Purchase Price. The Purchase Price Calculation shall become final and binding upon the Parties thirty (30) days following Sellers’ receipt thereof unless Sellers give written notice of its disagreement (a “Notice of Disagreement”) to Exopack prior to such date. If a timely Notice of Disagreement is received by Exopack, then the Purchase Price Calculation (as revised in accordance with clause (i) or (ii) below) shall become final and binding upon the Parties on the earliest of (i) the date the Parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (ii) the date all matters in dispute are finally resolved in writing by a valuation firm mutually determined by ITIPH and Exopack (the “Valuation Firm”). During the twenty (20) days following delivery of a Notice of Disagreement, ITIPH, on behalf of the Sellers, and Exopack shall seek in good faith to resolve in writing any differences which they have with respect to the matters specified in the Notice of Disagreement. At the end of the twenty (20)-day period referred to above, the Parties shall submit to the Valuation Firm for review and resolution of all matters (but only such matters) that remain in dispute and that were properly included in the Notice of Disagreement. ITIPH and Exopack shall instruct the Valuation Firm to make a final determination of Closing Indebtedness, Net Intercompany Receivables and the resulting Purchase Price calculated with reference to such amounts to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement. The Parties will cooperate with the Valuation Firm during the term of its engagement. ITIPH and Exopack shall instruct the Valuation Firm not to assign a value to any item in dispute greater than the greatest value for such item assigned by Exopack, on the one hand, or ITIPH, on the other hand, or less than the smallest value for such item assigned by Exopack, on the one hand, or ITIPH, on the other hand. ITIPH and Exopack shall also instruct the Valuation Firm to make its determination based solely on presentations by Exopack and Sellers which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Purchase Price Calculation and the determination of Closing Indebtedness, Net Intercompany Receivables and the resulting Purchase Price calculated with reference thereto shall become final and binding on the Parties on the date the Valuation Firm delivers its final resolution in writing to the Parties (which final resolution shall be requested by ITIPH and Exopack to be delivered not more than forty-five (45) days following submission of such disputed matters). The fees and expenses of the Valuation Firm shall be allocated to the Parties as determined (as set forth in the final determination) by the Valuation Firm based upon the relative success (in terms of percentages) of each Party’s claims. For example, if the final determination reflects a 60-40 compromise of the Parties’ claims, the Valuation Firm would allocated expenses 40% to the Party whose claims were determined to be 60% successful and 60% to the Party whose claims were determined to be 40% successful.

(c) Promptly after the Purchase Price Calculation and the determination of Closing Indebtedness, Net Intercompany Receivables and the resulting Purchase Price calculated with reference to such amounts become final and binding on the Parties under Section 1.07(b) above, the Estimated Purchase Price shall be recalculated by giving effect to the final and binding Closing Indebtedness and Net Intercompany Receivables (as recalculated, the “Final Purchase Price”). If the Estimated Purchase Price is greater than the Final Purchase Price, the Sellers, jointly and severally, shall, and if the Final Purchase Price is greater than the Estimated Purchase Price, Buyers shall and Exopack shall or shall cause Buyers to, within five (5) business days after the Purchase Price Calculation becomes final and binding on the parties, make payment by wire transfer to Exopack on behalf of Buyers or the Sellers, as the case may be, in immediately available funds of the amount of such difference.

1.08 Allocation of the Purchase Price and Assumed Liabilities. The allocation of the Purchase Price and Assumed Liabilities (as adjusted pursuant to Section 1.07) among the Acquired Assets shall be made pursuant to Code Section 1060, shall be as mutually agreed to by the Parties within 90 days following the Closing Date and shall be used by the Parties in preparing Form 8594 (Asset Acquisition Statement) for each of Buyers and Sellers and all Tax Returns of Buyers and Sellers. Buyers and Sellers shall each file Form 8594, prepared in accordance with this Section 1.08, with their respective federal Income Tax Return for the tax period in which the Closing occurs. The Parties agree that all allocations made pursuant to this Section 1.08 are binding upon them and upon each of their successors and assigns, and that they shall report the transaction herein in accordance with such allocations. Notwithstanding the foregoing, the Parties agree that $12,500,000.00 shall be allocated to the stock of U.K. EF Holdco.

1.09 Cancellation of Certain Receivables and Payables. Effective as of the Closing, all receivables of the Businesses from the Retained Businesses, all receivables of the Purchased Subsidiaries from Sellers and their Subsidiaries (other than the Purchased Subsidiaries), all receivables of the Retained Businesses from the Businesses, and all receivables of Sellers and their Subsidiaries (other than the Purchased Subsidiaries) from the Purchased Subsidiaries, shall be cancelled and of no further force or effect and the Purchase Price shall be adjusted to reflect such cancellation at Closing as set forth in Section 1.06 and Section 1.07 above. Without limiting the foregoing, (a) the Sellers shall take such actions as may be necessary to effect the cancellation of all receivables of the Retained Businesses or Sellers and their Subsidiaries (other than the Purchased Subsidiaries) from the Businesses or the Purchased Subsidiaries and, at the request of Exopack, shall provide reasonable evidence of the cancellation of such receivables and (b) Exopack shall or shall cause Buyers to take such actions as may be necessary to effect the cancellation of all receivables of the Businesses or the Purchased Subsidiaries from the Retained Businesses or Sellers and their Subsidiaries (other than the Purchased Subsidiaries), and, at the request of either Seller, shall provide reasonable evidence of the cancellation of such receivables. Notwithstanding any provision to the contrary in this Agreement, the provisions of this Section 1.09 shall not apply to that certain receivable from the Sellers to U.K. Engineered Films in the amount of approximately $4,174,000, which amount shall be paid by Sellers to U.K. Engineered Films at or prior to Closing.

ARTICLE II

CLOSING OF THE TRANSACTION

2.01 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP located at 200 East Randolph Drive, Chicago, Illinois at 10:00 a.m. Central Time on the date hereof. The date and time of the Closing are referred to herein as the “Closing Date”.

2.02 Deliveries at the Closing. At the Closing:

(a) Sellers shall deliver to Buyers evidence of the transfer of all of the Purchased Equity and the Acquired Assets, including bills of sale, patent assignments, trademark assignments and transfers of membership interests;

(b) Sellers shall deliver to Buyers duly executed copies of all resolutions and amendments terminating participation and eligibility in all Assumed Plans as required by Section 5.05(c);

(c) Buyers shall deliver to Sellers (i) an amount equal to the Estimated Purchase Price by wire transfer of immediately available funds to an account specified by Sellers prior to the Closing and (ii) an assumption agreement with respect to the Assumed Liabilities; and

(d)(i) Each of the Company and Exopack shall have delivered duly executed copies of one or more transition services agreements on terms and conditions reasonably acceptable to Buyers and Sellers (collectively, the “Transition Services Agreements”), and (ii) each of the Company, Exopack and Buyers shall have delivered duly executed copies of one or more supply agreements on terms and conditions reasonably acceptable to Buyers and Sellers (collectively, the “Supply Agreements”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant to Buyers that the statements in this ARTICLE III are correct and complete as of the date of this Agreement with respect to the Businesses, except as set forth in the schedules accompanying this ARTICLE III (each, a “Schedule” and, collectively, the “Disclosure Schedules”). The Schedules shall be arranged to correspond to the Sections of this ARTICLE III and any matter disclosed in a numbered section shall be deemed to qualify the corresponding representation and each other representation with respect to which the applicability of such disclosure to such other representation is reasonably apparent from a reading of such disclosure.

3.01 Organization and Limited Liability Company Power. Each of ITIPH, the Company and Matthews LLC is a limited liability company duly organized, validly existing and in good standing under Delaware Law, and has all requisite limited liability company power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of U.K. Engineered Films and U.K. EF Holdco is a company incorporated under the laws of England and Wales and has all requisite limited company power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of ITIPH and the Company and each of the Purchased Subsidiaries is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership or leasing of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.

3.02 Authorization; No Breach. Each of the Sellers has full limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Sellers and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite limited liability company action, and no other company proceedings on any Sellers’ part is necessary to authorize the execution, delivery or performance of this Agreement. The execution, delivery and performance of this Agreement by Sellers and the consummation by Sellers of the transactions contemplated hereby do not and will not conflict with or result in any breach of, require any notice under, or result in any violation of, the provisions of Sellers’ or any of their Subsidiaries’ certificates of formation or operating agreements. Except as set forth on Schedule 3.02, the execution, delivery and performance of this Agreement by Sellers and the consummation of the transactions contemplated hereby do not and will not conflict with or result in any material breach of, require any material notice under, constitute a material default under, result in a material violation of, result in the creation of any material Lien upon any material assets of the Businesses under, or require any material authorization, consent, approval, exemption or other action by or notice to any court or other governmental body under, any indenture, mortgage or loan agreement, or any material lease or other material agreement included in the Acquired Assets or to which any Purchased Subsidiary is a party, or any Law to which any Seller or any Purchased Subsidiaries are subject. Assuming that this Agreement is a valid and binding obligation of the other Parties hereto, this Agreement constitutes a valid and binding obligation of Sellers, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights or to general principles of equity.

3.03 Financial Statements. Schedule 3.03 consists of: (a) an unaudited Pro Forma (as hereinafter defined) consolidating balance sheet of the Businesses as of April 30, 2007 (the “Latest Balance Sheet”) and the Pro Forma related statement of income for the twelve (12) month period then ended; and (b) an unaudited Pro Forma related statement of income for the fiscal year ended December 31, 2006 (collectively, the “Financial Statements”). To the Sellers’ Knowledge, the Financial Statements fairly present, in all material respects, the financial position of the Businesses as of the respective dates thereof and the results of the operations of the Businesses and changes in financial position for the respective periods covered thereby. “Pro Forma” means pro forma to reflect the operations of the Businesses after separation from the other operations of the Sellers and their Subsidiaries, including the Retained Businesses.

3.04 Title to Properties.

(a) Sellers own good and marketable title to, or hold a valid leasehold interest in, all of the material personal property used by them in the conduct of their business, free and clear of all Liens, except Permitted Liens and Liens that will be terminated at or prior to the Closing.

(b) Schedule 3.04(b) contains a list of all leases under which any material assets or properties of the Businesses (other than real property) are leased. Each such lease is in full force and effect in all material respects. Since December 31, 2006, to the Sellers’ Knowledge, none of the Sellers or any Purchased Subsidiary has received written notice of any material defaults or material events of default under any such lease.

(c) Schedule 3.04(c) contains a list of all leased real property leased by the Purchased Subsidiaries (the “Leased Real Property”) and a list of all leases to which such Purchased Subsidiaries are subject. Except as set forth on Schedule 3.04(c), with respect to each of the underlying leases with respect to each parcel of Leased Real Property, one of the Purchased Subsidiaries has a valid and enforceable leasehold interest in each parcel or tract of real property leased by it. Each such lease is in full force and effect in all material respects. Since December 31, 2006, to the Sellers’ Knowledge, none of the Sellers or any Purchased Subsidiary has received written notice of any material defaults or material events of default under any such lease.

(d) None of the Purchased Subsidiaries or Sellers owns any real property used in the Businesses.

(e) To the Sellers’ Knowledge, the Acquired Assets, together with (x) the assets of the Purchased Subsidiaries, (y) the services to be provided under the Transition Services Agreements and the Supply Agreements, and (z) the Excluded Assets identified in Section 1.02 above, are sufficient for the continued operation of the Businesses after the Closing in substantially the same manner as conducted prior to the Closing in all material respects. There are no assets exclusively used in the Businesses that are owned by any Affiliates of the Sellers (other than either Seller).

3.05 Tax Matters.

(a) Except as set forth on Schedule 3.05(a): (i) Sellers and the Purchased Subsidiaries have filed all federal and all material foreign, state, county and local income, excise, property and other Tax Returns which are required to be filed by it with respect to the Businesses, such Tax Returns are accurate in all material respects and all taxes owing by Sellers and the Purchased Subsidiaries with respect to the Businesses (whether or not shown on such Tax Returns) have been fully paid or properly accrued; (ii) all material Taxes which Sellers and the Purchased Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly accrued; (iii) no claim has been made in writing by an authority in any jurisdiction where Sellers and the Purchased Subsidiaries do not file Tax Returns that Sellers and the Purchased Subsidiaries are or may be subject to taxation by that jurisdiction; (iv) there are no liens on any of the Acquired Assets or any of the assets of the Purchased Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable; (v) there is no audit by a governmental authority or taxing authority in process or pending with respect to any Tax of the Seller or the Purchased Subsidiaries; (vi) no deficiencies exist or have been asserted, in writing, with respect to any Taxes of the Seller or the Purchased Subsidiaries, and neither the Seller nor any Purchased Subsidiaries has received written notice that it has not filed a Tax Return or paid Taxes required to be filed or paid by it; (vii) no waiver or extension of any statute of limitations is in effect with respect to any Taxes of the Seller that could become a liability of Buyers or a Purchased Subsidiary; (viii) the Purchased Subsidiaries have not received (and is not subject to) any ruling from any Taxing authority and has not entered into (and is not subject to) any agreement with a Taxing authority; and (ix) none of the Sellers or their Affiliates held or used any of the Acquired Assets on or before August 8, 1993 (within the meaning of Code Section 197(f)(9)).

(b) At all times since formation, (i) Matthews LLC and U.K. Engineered Films have been “disregarded entities” for U.S. federal, state and local Income Tax purposes and (ii) U.K. EF Holdco has been a corporation for U.S. federal, state and local Income Tax purposes.

3.06 Intellectual Property. All of the Intellectual Property included in the Acquired Assets shall be the “Acquired Intellectual Property.” Schedule 3.06 sets forth a complete and accurate list of all registered and material unregistered Acquired Intellectual Property owned or licensed by the Sellers or the Purchased Subsidiaries. Except as set forth on Schedule 3.06: (a) to Sellers’ Knowledge, the Acquired Intellectual Property, together with the Intellectual Property set forth in Section 1.02(l), constitutes all of the material Intellectual Property necessary for the continued operation of the Businesses as they are presently conducted, (b) Sellers or the Purchased Subsidiaries own or have the right to use, pursuant to license, sublicense, or agreement, all of the Acquired Intellectual Property, free and clear of all Liens (other than Permitted Liens and Liens that will be terminated at or prior to the Closing); (c) Sellers have not received any written claims within the past twenty-four (24) months stating that Sellers’ operation of the Businesses has infringed, misappropriated, diluted or otherwise violated the Intellectual Property rights of any other Person; (d) to Sellers’ Knowledge, Sellers’ operation of the Businesses is not currently infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any other Person; (e) to Sellers’ Knowledge, no action is pending or threatened against the Seller which challenges the validity or use of, or the ownership by, the Sellers or the Purchased Subsidiaries of, the Acquired Intellectual Property; (f) to Sellers’ Knowledge, there is no infringement, misappropriation or such other conflict by any other

Person of the Acquired Intellectual Property; and (g) Sellers have taken all commercially reasonable actions to maintain and protect the Acquired Intellectual Property, including confidential Acquired Intellectual Property.

3.07 Litigation. Except as set forth on Schedule 3.07, (a) there are no material actions, suits or proceedings pending or, to Sellers’ Knowledge, overtly threatened against Sellers or the Purchased Subsidiaries with respect to the Businesses, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and (b) to the Sellers’ Knowledge, there are no material orders, writs, judgments, injunctions, decrees, rulings, determinations or awards issued or entered by any governmental authority that are applicable to, or otherwise affect, any of the Businesses, the Acquired Assets or the Purchased Subsidiaries.

3.08 Employee Benefit Plans.

(a) Except as listed on Schedule 3.08, with respect to the employees and former employees of the Businesses, no Seller and no ERISA Affiliate maintains or has an obligation to contribute to any material (i) employment, consulting, severance or other similar Contract or arrangement or policy or any plan, arrangement (written or oral), program, agreement or commitment providing for insurance coverage (including self-insured arrangements), disability benefits, vacation, supplemental employment benefits, retirement benefits, deferred compensation, profit sharing, bonuses, stock option, stock appreciation rights, or other forms of cash or stock incentive compensation for post-retirement insurance (including any of the foregoing in respect of employees of the Businesses in the United Kingdom), (ii) any qualified “defined contribution plans” (as such term is defined under Section 3(34) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (or in respect of any employees of the Businesses in the United Kingdom any equivalent), (iii) any qualified “defined benefit plans” (as such term is defined under Section 3(35) of ERISA) (or in respect of any employees of the Businesses in the United Kingdom any equivalent) (the plans set forth in (ii) and (iii) are collectively referred to herein as the “Pension Plans”), or (iv) any “welfare benefit plans” (as such term is defined under Section 3(1) of ERISA) (or in respect of any employees of the Businesses in the United Kingdom any equivalent) (the “Welfare Plans”). The Pension Plans and the Welfare Plans are collectively referred to herein as the “Plans”. In addition, Schedule 3.08 shall identify each Plan, or Contract implementing such Plan, that is maintained for the employees of the Businesses that shall be assumed by or retained by Buyers in the contemplated transaction as an “Assumed Plan”.

(b) Each Pension Plan which is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has either received a favorable determination letter from the Internal Revenue Service that such Pension Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code and Sellers are not aware of any facts or circumstances that would jeopardize the qualification of such Pension Plan. The Plans comply in form and in operation in all material respects with the requirements of the Code and ERISA and applicable Law.

(c) To Sellers’ Knowledge, each Plan and each related trust agreement, annuity Contract or other funding investment is in compliance, in all material respects, both as to form and operation, with its terms and applicable laws (including ERISA and the Code) except where failure to so administer will not result in material liability to Buyers.

(d) With respect to the Plans, (i) all required contributions have been made or properly accrued, (ii) there are no actions, suits or claims pending or, to Sellers’ Knowledge, threatened, other than routine claims for benefits, (iii) to Sellers’ Knowledge, there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) and (iv) all material reports, returns and similar documents required to be filed with any governmental agency or distributed to any Plan participant have been timely filed or distributed.

(e) Sellers have not, nor, to Sellers’ Knowledge, have any of their respective directors, officers, employees or any other “fiduciary”, as such term is defined in Section 3 of ERISA, committed any material breach of fiduciary responsibility imposed by ERISA or any other applicable Law with respect to the Plans which would subject Buyers, their Subsidiaries or any of their respective directors, officers or employees to any material liability under ERISA or any applicable Law.

(f) With respect to the Businesses, Sellers have not incurred any material liability for any Tax or civil penalty imposed by Section 4975 of the Code or Section 502 of ERISA which has not been satisfied in full.

(g) No Plan is a “pension plan” (within the meaning of Section 3(2) of ERISA) maintained by Sellers for the employees of the Businesses, which is subject to Section 302 of ERISA or Section 412 of the Code.

(h) Sellers have not communicated (whether orally or in writing) generally to employees of the Businesses or specifically to any employee of the Businesses regarding (i) any future increase of benefit levels (or creation of new benefits) with respect to the Plans beyond those reflected in such plans, or (ii) the adoption or creation of any new benefit plan.

(i) No Seller and no ERISA Affiliate contributes to, nor has any liability or potential liability with respect to, any “multiemployer plan” (as defined in Section 3(37) of ERISA) with respect to the employees or former employees of the Businesses.

(j) None of the Welfare Plans obligate Sellers to provide a current or former employee (or any dependent thereof) of the Businesses any life insurance or medical or health benefits after their termination of employment with the Businesses, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state law.

(k) To the Sellers’ Knowledge, Sellers and their respective subsidiaries may terminate, suspend, or amend each Plan at any time (except to the extent otherwise restricted by ERISA or the Code or any applicable collective bargaining agreement) without the consent of the participants or employees covered by such Plan.

(l) Except as otherwise disclosed on Schedule 3.08, neither the execution and delivery of this Agreement by Sellers, nor the consummation of any of the transactions contemplated hereby, will result in the acceleration of vesting or creation of any rights of any Person to benefits under any Assumed Plan. No Plan provides for a payment by any Seller or any of its respective subsidiaries that is an “excess parachute payment” pursuant to Code Section 280G.

3.09 Environmental Compliance and Conditions. Except as set forth on Schedule 3.09:

(a) To Sellers’ Knowledge, with respect to the Business, Sellers and the Purchased Subsidiaries are in material compliance with all Laws to which they are subject as enacted and in effect on the Closing Date in any relevant jurisdiction concerning pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes (“Environmental Laws”) applicable to their operation of the Businesses and their occupancy and use of the Leased Real Property.

(b) To Sellers’ Knowledge, with respect to the Business, Sellers and the Purchased Subsidiaries have not during the past five years received written notice from any governmental authority regarding any actual or alleged material violation of or material liability or material investigatory, corrective or remedial obligation under Environmental Laws, except for such notices the subject of which has been settled or resolved.

(c) To Seller’s Knowledge, there have been no releases of hazardous materials, substances or wastes at any of the Leased Real Property which could reasonably give rise to a material remedial liability under any applicable Environmental Laws.

(d) To Sellers’ Knowledge, Sellers and the Purchased Subsidiaries are not subject to any current material claim, order, directive or complaint asserting a material remedial obligation or liability under Environmental Laws with respect to conditions at any of the Leased Real Property.

(e) To Sellers’ Knowledge, Sellers and the Purchased Subsidiaries have obtained and are in material compliance with all material permits, licenses and authorizations required under Environmental Laws for their operation of the Businesses and their occupancy and use of the Leased Real Property. This Section 3.09 contains the sole and exclusive representations and warranties of Sellers with respect to any environmental matters, including any arising under any Environmental Laws or with respect to hazardous materials, substances or wastes.

3.10 Brokerage. Except as set forth on Schedule 3.10, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Sellers. All amounts payable pursuant to the arrangements set forth on Schedule 3.10 are obligations of, and shall be paid by, the Sellers.

3.11 Compliance with Laws. Except as set forth on Schedule 3.11, Sellers and the Purchased Subsidiaries are in compliance in all material respects under all federal, state and local Laws. The Businesses have all material franchises, approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from governments and governmental agencies (collectively, “Permits”) necessary for the ownership, lease and operation of the properties and assets of the Businesses and to carry on the Businesses as presently conducted. There has occurred no material violation of or default under any such material Permit. The consummation of the transactions contemplated by this Agreement, in and of itself, will not cause the revocation, cancellation, non-renewal or adverse modification of any such material Permit.

3.12 Contracts. Schedule 3.12 contains a list of the following Contracts which are Acquired Assets or to which any Purchased Subsidiary is subject:

(a) any Contract (or group of related Contracts) for the purchase or sale of inventory, raw materials, commodities, supplies, goods, products, equipment or other personal property, or for the furnishing or receipt of services, in each case, (i) the performance of which, extends over a period of more than one year (other than any such Contract that is terminable upon notice of 90 days or less), or (ii) which provides for payments to or by the Businesses in excess of $100,000 per year;

(b) any Contract under which any of the Purchased Subsidiaries is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase price adjustment or similar payments in connection with any (i) acquisition or disposition of assets or securities, (ii) merger, consolidation or other business combination or (iii) series or group of related transactions or events of the type specified in clauses (i) and (ii) above;

(c) any partnership, limited liability company or joint venture agreement to which any Purchased Subsidiary is a party;

(d) any Contract (or group of related Contracts) (i) under which any of the Purchased Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness or (ii) under which any asset of any Purchased Subsidiaries secures any Indebtedness;

(e) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation or severance plan of any Purchased Subsidiary;

(f) any Contract with any Purchased Subsidiary (i) providing for the employment of an individual on a full-time, part-time, or other basis or (ii) providing for consultancy with an individual, the performance of which extends over a period of more than one year (other than any such Contract that is terminable upon notice of 90 days or less);

(g) any material agency, dealer, distributor, or sales representative agreement to which any Purchased Subsidiary is a party;

(h) any Contract which imposes non-competition or non-solicitation obligations on the Businesses or any Purchased Subsidiary; and

(i) any other Contract which is otherwise material to the Businesses, the Acquired Assets or the Purchased Subsidiaries.

3.13 Solvency.

(a) Neither Seller is now insolvent and neither Seller will be rendered insolvent by the transactions contemplated by this Agreement. As used in this Section 3.13, “insolvent” means that the sum of the debts and other probable liabilities of such Seller exceeds the present fair saleable value of such Seller’s assets.

(b) Immediately after giving effect to the consummation of the transactions contemplated hereby, to Sellers’ Knowledge: (i) each Seller will be able to pay its liabilities as they become due in the usual course of its business; (ii) no Seller will have unreasonably small capital with which to conduct its present or proposed business; (iii) each Seller will have assets (calculated at fair market value) that exceed its liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against any Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, such Seller would be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other liabilities of such Seller. To Sellers’ Knowledge, the cash available to each Seller, after taking into account all other anticipated uses of the cash, will be sufficient for such Seller to pay all liabilities and judgments promptly in accordance with their terms.

3.14 Customers and Suppliers. Schedule 3.14 contains a list of customers that were, in the aggregate, the 10 largest customers in terms of dollar value of products or services, or both, sold by the Businesses during the year ended December 31, 2006. Schedule 3.14 contains a list of the suppliers that were, in the aggregate, the 10 largest suppliers in terms of dollar value of products or services, or both, used by the Seller for the year ended December 31, 2006.

3.15 Product Warranties. To Seller’s Knowledge, Sellers have no existing material liabilities for refunds, adjustments, rebates, commissions, recalls, exchanges, returns and warranty to the extent relating to the Businesses outside of the ordinary course of business and consistent with the accruals reflected on the Financial Statements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EXOPACK AND BUYERS

As of the date hereof, Exopack and each Buyer represents and warrants to Sellers that:

4.01 Organization and Corporate Power. Exopack and each Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

4.02 Authorization. The execution, delivery and performance of this Agreement by Exopack and each Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Sellers, this

Agreement constitutes a valid and binding obligation of Exopack and each Buyer, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights or to general principles of equity.

4.03 No Violation. None of Exopack or any Buyer is subject to or obligated under its organizational documents, any applicable Law, or rule or regulation of any governmental authority, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by Exopack’s or such Buyer’s execution, delivery or performance of this Agreement.

4.04 Litigation. There are no actions, suits or proceedings pending or, to Exopack’s and each Buyer’s knowledge, overtly threatened against or affecting Exopack or such Buyer at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect Exopack’s or such Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby.

4.05 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of any Buyer or Exopack.

4.06 Financing. Buyers have sufficient immediately available funds to pay the full consideration payable to Sellers hereunder, and to make all other payments required by the terms hereof, to make all other necessary payments by it in connection with the purchase of the Acquired Assets and the assumption of the Assumed Liabilities and to pay all related fees and expenses in connection with this Agreement and the transactions contemplated hereby and to otherwise consummate the transactions contemplated hereby.

4.07 Investment Representation. Each Buyer is acquiring the Purchased Equity for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. Each Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and similar relevant foreign laws. Each Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Purchased Equity. Each Buyer acknowledges that the Purchased Equity has not been registered under the Securities Act of 1933, as amended, or any state or foreign securities laws and that the Purchased Equity may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act of 1933, as amended, and the Purchased Equity is registered under any applicable state or foreign securities laws, or unless sold pursuant to an exemption from registration under the Securities Act of 1933, as amended, and any applicable state or foreign securities laws.

ARTICLE V

ADDITIONAL COVENANTS

5.01 Access to Books and Records. For a period of five (5) years after the Closing, Sellers and Buyers shall provide each other with reasonable access to and the right to make copies of such of Sellers’, Buyers’ or their respective Affiliates’ books, records and files relating primarily to the Businesses, the Purchased Subsidiaries, the Acquired Assets, Assumed Liabilities or the Excluded Liabilities, to the extent that such access may reasonably be required by such Party in connection with the Assumed Liabilities or the Excluded Liabilities or other matters relating to the operation of the Businesses and the Acquired Assets, or for use in permitting the requesting Party properly to effect financial reporting, Tax return preparation, or Tax compliance matters. In addition, Exopack, Sellers and Buyers shall make available to the other Party, upon the other Party’s reasonable request, personnel of Exopack or such Seller or Buyer who are familiar with any such matter requested; provided, however, that the Persons seeking such access shall use commercially reasonable efforts to interfere to the least extent possible with the operations and business of the Parties. Buyers agree to preserve and keep all of the material books and records of the Businesses included in the Acquired Assets or relating to the Purchased Subsidiaries for a period of not less than (5) five years after the Closing Date. Prior to disposing of any such books, records or files, Buyers shall afford Sellers a reasonable opportunity to segregate, remove or copy such books, records and files as Sellers may select and at Sellers’ expense. The Party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 5.01.

5.02 Acknowledgment by Exopack and Buyers.

(a) Each Buyer and Exopack acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Businesses and the Purchased Subsidiaries, and, in making its determination to proceed with the transactions contemplated by this Agreement, Exopack and such Buyer has relied solely on the results of its own independent investigation and verification and the representations and warranties of Sellers expressly and specifically set forth in ARTICLE III, as qualified by the attached Disclosure Schedules. The representations and warranties by Sellers expressly and specifically set forth in ARTICLE III constitute the sole and exclusive representations and warranties of Sellers to Buyers and Exopack in connection with the transactions contemplated hereby, and Exopack and each Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities of the Businesses, or the quality, quantity or condition of the Businesses’ assets, including, the Acquired Assets and the Purchased Subsidiaries) are specifically disclaimed by Sellers. Sellers do not make or provide, and Exopack and each Buyer hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of the Businesses’ assets, including, the Acquired Assets, or any part thereof. EXOPACK AND EACH BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLERS SET FORTH IN ARTICLE III, (X) BUYERS ARE ACQUIRING THE ACQUIRED ASSETS, INCLUDING THE PURCHASED EQUITY, ON

AN “AS IS, WHERE IS” BASIS AND (Y) NEITHER SELLERS NOR ANY OTHER PERSON IS MAKING, AND EXOPACK AND BUYERS ARE NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE BUSINESSES OR THE BUSINESSES’ ASSETS, INCLUDING THE ACQUIRED ASSETS AND THE PURCHASED EQUITY, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) EXOPACK, BUYERS OR ANY OF THEIR REPRESENTATIVES.

(b) Sellers will not have or be subject to any liability or indemnification obligation to Exopack, Buyers or any other Person resulting from the distribution to Exopack or Buyers, or Exopack’s or Buyers’ use of, or reliance on, any information, documents, projections, forecasts or other material made available to Exopack or Buyers in expectation of, or in connection with, the transactions contemplated by this Agreement.

(c) In connection with the investigation by Exopack and Buyers of the Businesses, including the Purchased Subsidiaries, Exopack and Buyers have received or may receive from Sellers certain projections, including projected statements of operating revenues and income from operations of the Businesses, forward-looking statements and other forecasts and certain business plan information. Exopack and each Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Exopack and each Buyer is familiar with such uncertainties, that Exopack and Buyers are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that none of Exopack or the Buyers shall have any claim against anyone with respect thereto. Accordingly, Exopack and each Buyer hereby acknowledges that Sellers do not make any representation or warranty with respect to, and Exopack and Buyers are not relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

5.03 Tax Matters.

(a) Buyers on the one hand, and Sellers on the other hand, shall share equally all documentary, sales, use, stamp, registration, value added, business, goods and services, transfer, recording, filing, title, conveyancing and other such Taxes and fees (including any penalties, interests and additions to Tax with respect thereto) incurred in connection with the purchase of the Acquired Assets pursuant to this Agreement, and the Party required under applicable law to file any necessary Tax Returns shall file any such Tax Returns and other documentation with respect to all such Taxes and fees at its own expense, and if required by applicable law, the other Party shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) Buyers and Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns relating to the

Businesses, the Purchased Subsidiaries or the Acquired Assets pursuant to this Section 5.03 or otherwise and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

5.04 Further Assurances. From time to time, as and when requested by any Party hereto and at such Party’s expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

5.05 Employee Matters.

(a) As of the Closing, Buyers or one of their Affiliates shall retain the employment of each employee of U.K. Engineered Films other than any employee who shall be offered employment by the Sellers and who is identified on Schedule 5.05(a) (each such employee listed on Schedule 5.05(a), a “U.K. Seller Employee”). For twelve (12) months following the Closing (or such shorter period of time that any Transferred Employee remains an employee of the Business), Buyers shall, or shall cause the Businesses to, (i) provide to each employee identified on Schedule 5.05(b) (each, a “Transferred Employee”) base salary or wages at least equal to those provided to such Transferred Employee immediately prior to the Closing; provided that notwithstanding the foregoing, nothing in this Agreement shall represent a guarantee of continued employment after Closing; and (ii) provide Transferred Employees generally, with employee benefits (other than equity-based benefits) that are substantially similar in the aggregate to either those benefits provided to Transferred Employees immediately prior to the Closing or, the employee benefits provided by Buyers to similarly situated employees of Buyers, as determined by Buyers. Except as set forth in this Agreement, Sellers shall be responsible for payment of all base salary and hourly wages and other compensation earned and accrued for Transferred Employees for the period of time up through the Closing and Buyers shall be responsible for any bonuses for such Transferred Employees. Without limiting the generality of the foregoing, Buyers shall, or shall cause the Businesses to, honor, in accordance with their terms, all rights to vacation, personal and sick days accrued (and unpaid) by Transferred Employees under any plans in effect immediately prior to Closing. Also without limiting the foregoing, Buyers shall, or shall cause the Businesses to, take the following actions with respect to the Transferred Employees under any employee plans other than a Plan for which such employee may become eligible after Closing and in the plan year in which the Closing Date occurs: (x) waive any limitations regarding pre-existing conditions and eligibility waiting periods under any welfare or other employee benefit plan maintained by any of them on and after the Closing and in the plan year in which the Closing Date occurs to the extent such pre-existing condition or waiting period did not apply to the employee under a comparable plan of Sellers immediately prior to the Closing; (y) provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing for the calendar year in which the Closing occurs, in satisfying any applicable deductible or out-of-pocket requirements under such welfare plans or other employee benefit plans; and (z) for all purposes (other than for purposes of benefit accruals under any defined benefit pension plan) under all compensation and benefit plans and policies applicable to the Transferred Employees (other than any equity-based plan, and except as otherwise provided in any employment agreement), treat all service by the Transferred Employees with Sellers before the Closing as service with Exopack, Buyers and any of their Subsidiaries to the same extent such service was recognized under similar Plan as of the Closing Date; provided that the foregoing clauses (x) through (z) shall not apply to the extent it would result in duplication of benefits. Notwithstanding anything in this Section 5.05 to the contrary, Buyers agree to provide each Transferred Employee who is covered under the terms of a collective bargaining agreement, with compensation and benefits as required under the terms of such collective bargaining agreement. On and after the Closing Date, Buyers shall be responsible for bonuses for Transferred Employees, whether accrued prior to, at or after the Closing. Sellers shall retain responsibility for all long-term disability benefits and workers’ compensation benefits for those Transferred Employees whose disabling injury, event or illness occurs prior to the Closing Date and who are not covered under an insurance Contract that is an Assumed Plan.

(b) Without limiting the obligations of Buyers under this Section 5.05, Buyers shall assume any current collective bargaining agreement that is in effect as of the Closing;

(c) As of the Closing Date, Sellers shall take all actions necessary to terminate eligibility and participation in each Plan that is not an Assumed Plan. In addition, Buyers and Sellers agree to take all actions necessary, if any, to transfer sponsorship of each Assumed Plan from Sellers to Buyers. With respect to any Assumed Plan, from and after the Closing, Buyers shall be responsible for, and shall indemnify and hold harmless Seller and its Affiliates from and against, any and all claims, losses, damages, costs and expenses (including attorneys’ fees and expenses) and other liabilities and obligations relating to any Assumed Plan that may arise. Sellers shall be responsible for and retain all liabilities and shall indemnify and hold harmless Buyers and their Affiliates from and against, any and all claims, losses, damages, costs and expenses (including attorneys’ fees and expenses) and other liabilities and obligations with respect to each Plan that is not an Assumed Plan.

(d) Transferred Employees will cease making contributions to and shall no longer participate in the Intelicoat Technologies Retirement Savings Plan, qualified under Code Sections 401(a) and 401(k) (“Seller’s Savings Plans”) effective as of the Closing Date. As soon as reasonably practicable following the Closing Date, Buyers will establish one or more new savings plans or designate existing savings plans qualified under Code Section 401(a) and including a cash or deferred feature under Code Section 401(k) and a related trust thereunder which shall be exempt under Code Section 501(a) (“Buyer’s Savings Plan”) that will permit participation by all Transferred Employees who are participating in the Seller’s Savings Plans as of the Closing Date (the “Participating Employees”). The Buyer’s Savings Plans shall permit rollovers of the Participating Employees’ account balances (including any participant loans) in the Seller’s Savings Plans; provided that such transfer amounts are in the form of cash and notes evidencing participant loans.

(e) Nothing in this Section 5.05 or any other provision of this Agreement shall be construed to modify, amend or establish any benefit plan, program or arrangement or in any way affect the ability of Buyers or the Businesses to modify, amend or terminate any of its benefit plans programs or arrangements. Nothing set forth in this Section 5.05 shall confer any rights or remedies upon any employee or former employee of Sellers, the Businesses or upon any other Person other than the Parties hereto and their respective successors and assigns.

(f) Buyers shall have full responsibility for all obligations to the Transferred Employees under the Worker Adjustment and Retraining Notification Act relating to any plant closings or layoffs arising from Buyers’ actions post-closing.

5.06 Use of Intelicoat Names. After the Closing, Buyers shall have 180 days to cease using (and to cause Buyers’ Affiliates (including the Purchased Subsidiaries)) to cease using the names “Intelicoat” or “Intelicoat Technologies” or any confusingly similar variation thereof, or “Image Products” as trademarks, service marks, trade names, corporate names, logos, slogans, websites and Internet domain names in connection with the Businesses. It is understood that descriptive or nominative use of “Image Products” is permitted. After the Closing, Buyers shall (and shall cause Buyers’ Affiliates to), to the extent commercially reasonable, remove or render illegible all references to “Intelicoat”, “Intelicoat Technologies” “Image Products” or any variation thereof or any related mark or logo, appearing on all sales, marketing and shipping materials and the inventories purchased and acquired hereunder unless such removal or rendering illegible would cause such sales, marketing and shipping materials or inventories to become unusable. If removing or rendering illegible all references to “Intelicoat”, “Intelicoat Technologies”, “Image Products” and the like, appearing on any sales, marketing and shipping materials or inventory purchased and acquired hereunder would cause such sales, marketing and shipping materials or inventory to become unusable, Buyers (or Buyers’ Affiliates) shall be entitled use such sales, marketing and shipping materials or inventory in the ordinary course of Buyers’ business for a period of 180 days following the Closing Date without modifying such references. Buyers shall indemnify and hold Sellers harmless for any losses Sellers suffer from Buyers’ use of any of Sellers’ names, including as permitted by this Section 5.06.

5.07 Payments of Accounts Payable. Buyers, on the one hand, and Sellers, on the other hand, will promptly deliver to the other a true copy of any invoice, notice of accounts payable, or notice of a dispute as to the amount or terms of any accounts payable received from the creditor of such accounts payable. Should either any Buyer or any Seller discover that it paid an accounts payable belonging to the other Party, then Buyers or Sellers, as applicable, shall provide written notice of such payment to the other Party, and Sellers or Buyers, as applicable, shall within five (5) business days of the receipt of such notice, pay to the Party who paid its accounts payable by wire transfer of immediately available funds to the account designated by such Party all amounts listed on such notice.

5.08 Collection of Accounts Receivable. From and after the Closing, if any Seller or any of its Affiliates receives or collects any funds relating to any accounts receivable of the Purchased Subsidiaries or included in the Acquired Assets, or if any Buyer or any of its Affiliates receives or collects any funds related to any Excluded Assets, such Seller or its Affiliate or such Buyer or its Affiliate, as applicable, shall remit any and all such amounts in full to such Buyer or such Seller, as applicable, promptly after such Seller or its Affiliate or such Buyer or its Affiliate, as applicable, receives each such sum.

5.09 Non-Competition.

(a) Sellers hereby covenant and agree that, unless the restrictions imposed by this Section 5.09(a) are terminated in accordance with Section 5.09(d), for a period of three (3) years after the Closing Date, they will not, directly or indirectly, research, develop, manufacture, market or sell any products of the same composition and formulation as those products manufactured by the Businesses on the Closing Date (the “Buyer Restricted Business”) anywhere in the world.

(b) Buyers and Exopack hereby covenant and agree that, unless the restrictions imposed by this Section 5.09(b) are terminated in accordance with Section 5.09(d), for a period of three (3) years after the Closing Date, they will not, directly or indirectly, research, develop, manufacture, market or sell any products of the same composition and formulation as those products manufactured by the Retained Businesses on the Closing Date or research, develop, manufacture, market or sell products into the Inkjet Printing media market segment (the “Seller Restricted Business”, and collectively with the Buyer Restricted Business, the “Restricted Business”) anywhere in the world.

(c) Notwithstanding anything to the contrary in this Agreement, the Parties are not prohibited, limited or otherwise restricted from (i) owning, purchasing or otherwise acquiring, as a passive investment, an aggregate of up to five percent (5%) of the outstanding capital stock of any Person that is engaged in a Restricted Business, the securities of which are listed on a national securities exchange or included in the national list of over-the-counter securities or (ii) acquiring an interest in any business engaged in a Restricted Business, and then operating such Restricted Business, where the annual revenues of such acquired business’s Restricted Business are less than 10% of the aggregate annual revenues of such acquired business.

(d) The non-competition covenants set forth in this Section 5.09 shall terminate with respect to Sellers, Exopack and Buyers if (x) a third party that competes with the Buyer Restricted Business acquires any Seller or a portion of a Seller Restricted Business, or (y) a third party that competes with any Seller, or a Seller Restricted Business, acquires Exopack, any Buyer or the Buyer Restricted Business, but only where such an acquirer of any Seller, Exopack, any Buyer or a Restricted Business, as applicable, refuses to agree to comply with the terms hereof. For purposes of clarification, the non-competition covenants set forth in this Section 5.09 shall not prevent the Parties from competing in the same end markets with products that compete with a Restricted Business’ product, but are not of the same composition as the Restricted Business’ product.

5.10 Non-Solicitation.

(a) Sellers hereby covenant and agree that, for a period of two (2) years after the Closing, they shall not directly, or indirectly through another Person, (i) induce or attempt to induce any Person employed by Buyers, including the Transferred Employees, other than the U.K. Seller Employees, to leave the employment of Buyers, or violate the terms of his or her employment Contract or other employment arrangement with Buyers, or (ii) hire, retain the services of, or otherwise interfere in any way with the relationship between Buyers and a

Transferred Employee or any Person employed by Buyers at the Closing or at any time during the twelve (12) months prior to the Closing other than the U.K. Seller Employees.

(b) Buyers and Exopack hereby covenant and agree that, except for the Transferred Employees, for a period of two (2) after the Closing, it shall not directly, or indirectly through another Person, (i) induce or attempt to induce any Person to leave the employment of Sellers or any of their Subsidiaries, or violate the terms of his or her employment Contract or other employment arrangement with Sellers or any of their Subsidiaries, or (ii) hire, retain the services of, or otherwise interfere in any way with the relationship between Sellers and any Person employed by Sellers or any of their Subsidiaries at the Closing or at any time during the twelve (12) months prior to the Closing.

5.11 Confidentiality.

(a) For a period of five (5) years after the Closing Date, Sellers will not, either directly or indirectly, divulge, disclose, use, disseminate or communicate to any Person any of Buyers’ Confidential Information and none of Exopack or either Buyer will, either directly or indirectly, divulge, disclose, use, disseminate or communicate to any Person any of Sellers’ Confidential Information.

(b) Notwithstanding the restrictions and limitations imposed by Section 5.11(a), each Party is authorized to disclose and/or use Confidential Information of the other Party when such disclosure is (a) justified by a legitimate business purpose, in which case the disclosing Party shall impose commercially reasonable restrictions on any recipient’s use and protection of such Confidential Information, including a written, executed confidentiality agreement requiring protection no less than the protection required under this Agreement; (b) required by any court order or similar order, or (c) required under any applicable Law, including any rule, regulation, order or requirement of the Securities and Exchange Commission or any national securities exchange, provided, however, before a Party discloses any Confidential Information under clause (b) or (c), such Party shall promptly notify the other Party in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the other Party to preserve the confidentiality of such information consistent with applicable Law.

5.12 Audit Expenses. Notwithstanding any provision to the contrary in this Agreement, Buyers shall reimburse Sellers, promptly upon the request of Sellers, for all fees, costs and expenses (including any fees and expenses of accounting firms and consultants but not internal overhead costs) incurred by Sellers solely related to the preparation of the audit of the Businesses for use by Exopack in connection with the transactions contemplated hereby.

5.13 Matthews Lease. Following the Closing, Exopack shall use commercially reasonable efforts to cooperate with Buyers to cause ITIPH and its Affiliates to be released from any and all guarantees with respect to the Leased Real Property located in Matthews, North Carolina (collectively, the “Matthews Guaranty”). During the existence of the Matthews Guaranty, neither Exopack nor either Buyer shall amend, modify, extend, renew, assign or sublet such lease or take any action with respect to such lease that would reasonably be expected to result in the landlord exercising its rights under the Matthews Guaranty.

ARTICLE VI

SURVIVAL; INDEMNITY

6.01. Except with respect to the representations and warranties in Sections 3.01 (Organization and Limited Liability Company Power), the first two sentences of Section 3.02 (Authorization), 3.10 (Brokerage), 4.01 (Organization and Corporate Power), 4.02 (Authorization) and 4.05 (Brokerage), which shall survive the Closing without time limitation, the representations and warranties in this Agreement or in any certificate or other agreement delivered pursuant to this Agreement shall not survive the Closing and there shall be no liability in respect of a breach thereof, whether such liability has accrued prior to or after the Closing, on the part of any Party or any of its officers, directors, employees, agents or Affiliates.

6.02. From and after the Closing, Sellers shall, jointly and severally, indemnify, defend and hold harmless, Buyers, the Purchased Subsidiaries and their respective Affiliates from and against any liabilities, claims, demands, judgments, losses, costs, damages, or expenses (collectively, “Losses”) that such indemnified party may sustain, suffer, or incur and that result from, arise out of, or relate to all Income Taxes with respect to any Pre-Closing Tax Period of the Purchased Subsidiaries or relating to the Acquired Assets and all Income Taxes of the Sellers and their Subsidiaries.

ARTICLE VII

DEFINITIONS

7.01 Definitions. The following terms have the meaning set forth below:

“Acquired Assets” has the meaning set forth in Section 1.01.

“Acquired Intellectual Property” has the meaning set forth in Section 3.06.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Assumed Contracts” has the meaning set forth in Section 1.01(e).

“Assumed Liabilities” has the meaning set forth in Section 1.03.

“Assumed Plan” has the meaning set forth in Section 3.08(a).

“Businesses” has the meaning set forth in the recitals.

“Buyer” or “Buyers” has the meaning set forth in the preamble.

“Buyer Restricted Business” has the meaning set forth in Section 5.09(a).

“Buyer’s Savings Plan” has the meaning set forth in Section 5.05(d).

“Closing” has the meaning set forth in Section 2.01.

“Closing Date” has the meaning set forth in Section 2.01.

“Closing Indebtedness” has the meaning set forth in Section 1.06.

“Code” has the meaning set forth in Section 3.08(b).

“Company” has the meaning set forth in the preamble.

“Confidential Information” means all information of a confidential or proprietary nature, in any form or medium, deriving independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means, by other Persons who can obtain economic value from its disclosure or use (whether or not specifically labeled or identified as “confidential”) that, with respect to Exopack and Buyers, relates primarily to the Acquired Assets, and with respect to Sellers, relates primarily to the Retained Businesses or the Excluded Assets, in each case, including information related to products, services and/or research and/or development of a Seller or Exopack or a Buyer, as applicable, and/or its respective suppliers, distributors, customers, independent contractors and/or other business relations.

Notwithstanding the foregoing, Confidential Information shall not include any information that: (i) is or becomes part of the public domain through no act or failure to act on any Party’s part; (ii) was independently developed by any Party or their Affiliates, but solely to the extent of such independent development; or (iii) was received by any Party without restrictions as to its use from a third party who is lawfully in possession and not restricted as to the use thereof.

“Contract” means any contract, agreement, lease, license, sublicense, purchase order, note or other commitment, whether oral or written.

“Delaware Law” means the Laws of the State of Delaware.

“Disclosure Schedules” has the meaning set forth in ARTICLE III.

“EAC” has the meaning set forth in the preamble.

“Environmental Laws” has the meaning set forth in Section 3.09(a).

“ERISA” has the meaning set forth in Section 3.08(a).

“ERISA Affiliate” means any entity (whether or not incorporated) which is (or at any relevant time was) a member of a “Controlled Group of Corporations” within the meaning of Code Section 414(b), a member of a group of trade or business which is under “Common Control” within the meaning of Code Sections 414(c) or (o), a member of an “Affiliated Service

Group” within the meaning of Code Section 414(m) or otherwise required to be aggregated with Sellers or any of their subsidiaries as set forth in Code Section 414.

“Estimated Purchase Price” has the meaning set forth in Section 1.07(a).

“Excluded Assets” has the meaning set forth in Section 1.02.

“Excluded Facilities” has the meaning set forth in Section 1.02(f).

“Excluded Liabilities” has the meaning set forth in Section 1.04.

“Exopack” has the meaning set forth in the preamble.

“Exopack UK” has the meaning set forth in the preamble.

“Final Purchase Price” has the meaning set forth in Section 1.07(c).

“Financial Statements” has the meaning set forth in Section 3.03.

“Income Tax” shall mean any federal, state, county, local or foreign income, franchise, alternative minimum, add-on minimum or other Tax measured by net income, together with all interest, penalties or additions to Tax or other assessments imposed with respect thereto.

“Indebtedness” means, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, including Carbon Trust Fund Loan, (ii) any obligation evidenced by any note, bond, debenture, or other debt security, (iii) any obligation to pay the deferred purchase price of property or services outside of the ordinary course with respect to which a Person is liable as obligor or otherwise (other than trade payables, whether or not current liabilities, and other current liabilities incurred in the ordinary course) and any installment payment non-compete agreement, (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness guaranteed in any manner by a Person (including guarantees in the form of an agreement to repurchase or reimburse, but excluding the endorsement of checks or other negotiable instruments for deposit or collection), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor, or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any outstanding letter of credit, sight draft, bankers’ acceptances, performance bond or similar surety obligation of the Seller; provided, that any such obligation shall only be considered Indebtedness to the extent such obligation has actually been drawn (or circumstances exist which entitle the beneficiary to draw on) at or prior to the Closing Date, and (viii) any interest, principal, prepayment penalty, fees, or expenses to the extent paid in respect of those items listed in clauses (i) through (vii) of this definition. Notwithstanding the foregoing, Indebtedness shall not include expenditures paid or payable in connection with the Businesses’ residual air cleaner.

“Intellectual Property” shall mean all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) websites, and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications to register or renew any of the foregoing with any government or governmental agency or authority or court or administrative entity; (v) trade secrets, confidential information, client lists, know-how, inventions, formulas, proprietary models, and processes; and (vi) computer software (including source code, executable code, data, databases, and documentation).

“Inventory” has the meaning set forth in Section 1.01(b).

“ITIPH” has the meaning set forth in the preamble.

“Latest Balance Sheet” has the meaning set forth in Section 3.03.

“Law” means any applicable law, rule, regulations, judgment, injunction, order, decree or other restriction of any court or governmental entity.

“Leased Real Property” has the meaning set forth in Section 3.04(c).

“Lien” means any lien (statutory or otherwise), hypothecation, encumbrance, security interest, mortgage, pledge, security agreement or other similar security devise.

“Material Adverse Effect” means any materially adverse change in the financial condition or results of operations of the Businesses but would not include (i) any changes in the law, (ii) any changes in interest rates or general economic conditions, (iii) any change generally applicable to the industries in which the Businesses operate to the extent such change does not have a disproportionate impact on the Businesses, (iv) the entry into, announcement of and consummation of this Agreement or the transactions contemplated hereby, (v) any action taken by Exopack or either of the Buyers, (vi) any action taken by the Businesses with the written consent of Exopack or either of the Buyers, or (vii) any national or international political or social event or occurrence (including acts of war or terrorism).

“Matthews Guaranty” has the meaning set forth in Section 5.13.

“Matthews LLC” has the meaning set forth in the recitals.

“Net Intercompany Receivables” has the meaning set forth in Section 1.06.

“Notice of Disagreement” has the meaning set forth in Section 1.07(b).

“Participating Employees” has the meaning set forth in Section 5.05(d).

“Party” or “Parties” has the meaning set forth in the preamble.

“Pension Plans” has the meaning set forth in Section 3.08(a).

“Permits” has the meaning set forth in Section 3.11.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant or which are being contested by appropriate proceedings; (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the any real property which are not violated by the current use and operation of such real property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the real property and other title defects which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Sellers’ businesses; (v) public roads and highways; (vi) matters which would be disclosed by an inspection or accurate survey of each parcel of real property; (vii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (viii) Liens arising in connection with sales of foreign receivables; (ix) Liens on goods in transit incurred pursuant to documentary letters of credit; (x) purchase money Liens; (xi) licenses of, and restrictions under licenses or other agreements relating to, Intellectual Property; (xii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money; and (xiii) Liens set forth on Schedule 3.04.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

“Plans” has the meaning set forth in Section 3.08(a).

“Pre-Closing Tax Period” shall mean a taxable period ending on or before the Closing Date or, in the case of a taxable period that includes, but does not end on, the Closing Date, the portion of such taxable period through and including the Closing Date. In the case of any Tax period that includes (but does not end on) the Closing Date, the amount of any Income Taxes apportioned to the period ending on the Closing Date and to the period beginning on the day after the Closing Date shall be determined based on an interim closing of the books as of the end of the day on the Closing Date.

“Prepaid Expenses” has the meaning set forth in Section 1.01(f).

“Pro Forma” has the meaning set forth in Section 3.03.

“Purchase Price” has the meaning set forth in Section 1.06.

“Purchase Price Calculation” has the meaning set forth in Section 1.07(b).

“Purchased Equity” has the meaning set fort in Section 1.01(m).

“Purchased Records” has the meaning set forth in Section 1.01(j).

“Purchased Subsidiaries” has the meaning set forth in the recitals.

“Restricted Businesses” has the meaning set forth in Section 5.09(b).

“Retained Businesses” has the meaning set forth in the recitals.

“Schedule” has the meaning set forth in ARTICLE III.

“Seller” or “Sellers” has the meaning set forth in the preamble.

“Seller Restricted Business” has the meaning set forth in Section 5.09(b).

“Sellers’ Knowledge” means the actual knowledge (without any duty of inquiry) of Joe Lupone, Robert P. Lobban, Despina Costa, Robert Thumith, Alan Parker, David Neal and Greg Williams as of the date hereof.

“Seller’s Savings Plans” has the meaning set forth in Section 5.05(d).

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Supply Agreements” has the meaning set forth in Section 2.02(d).

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions to tax or additional amounts with respect thereto that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes net proceeds, value added, withholding, employment, deed, escheat, unclaimed property, alternative or add-on minimum, windfall profits, transaction, lease, service, service use, severance, energy, workers’ compensation, capital, premium, and other taxes, assessments, customs duties, fees, levies or governmental charges of any nature whatever, whether disputed or not.

“Tax Return” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Transferred Employees” means the employees listed on Schedule 5.05(b).

“Transition Services Agreements” has the meaning set forth in Section 2.02(d).

“U.K. EF Holdco” has the meaning set forth in the recitals.

“U.K. Engineered Films” has the meaning set forth in the recitals.

“U.K. Seller Employee” means the employees listed on Schedule 5.05(a).

“Valuation Firm” has the meaning set forth in Section 1.07(b).

“Welfare Plans” has the meaning set forth in Section 3.08(a).

7.02 Other Definitional Provisions.

(a) “Hereof,” etc. The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.

(b) Successor Laws. Any reference to any particular Code section or any other Law or regulation will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

ARTICLE VIII

MISCELLANEOUS

8.01 Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or communication to the employees, customers or suppliers of Sellers, shall be issued or made without the joint approval of Buyers and Sellers, unless required by Law (in the reasonable opinion of counsel) in which case Buyers and Sellers, as the case may be, shall use commercially reasonable efforts to allow the other Party the right to review and comment on such press release or announcement prior to publication.

8.02 Expenses. Whether or not the Closing takes place, except as otherwise provided herein, Sellers, Exopack and Buyers shall pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, accountants, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated hereby, the performance of this Agreement and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby. Without limiting the generality of the foregoing, Buyers shall pay any and all expenses Exopack, Buyers or any of their respective Subsidiaries incur relating to surveys, title insurance and environmental due diligence.

8.03 Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set out below or transmitted by electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a business day then the next business day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third business day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective Parties at the address set forth below, or at such other address as such Party may specify by written notice to the other Party hereto:

Notices to Exopack or Buyers:

Exopack Holding Corp. 3070 Southport Rd. Spartanburg, South Carolina 29304
Attention:	President
Facsimile:	(864) 596-7150

with a mandatory copy to:

CPG Finance, Inc. c/o Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486
Attention:	C. Deryl Couch
Scott Edwards and Eric S. Nelson
Facsimile:	(561) 394-0540

with a mandatory copy to:

Morgan, Lewis & Bockius LLP One Oxford Centre Thirty-Second Floor Pittsburgh, Pennsylvania 15219
Attention:	David A. Gerson and Kimberly A. Taylor
Facsimile:	(412) 560-7001

Notices to Sellers:

Intelicoat Technologies Image Products Holdco LLC 28 Gaylord Street South Hadley, Massachusetts 01075
Attention:	President
Facsimile:	(413) 539-5766

with a mandatory copy to:

Sun Intelicoat Technologies Holdco, LLC c/o Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486
Attention:	C. Deryl Couch, Michael Fieldstone and Donald Mueller
Facsimile:	(561) 394-0540

with a mandatory copy to:

Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601
Attention:	Jeffrey A. Fine
Facsimile:	(312) 861-2200

8.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. No Party shall assign this Agreement or any right, benefit, or obligation hereunder except that a Party may assign its rights hereunder to any of its Affiliates, any financial institution, lender, or investor providing to such Party debt or equity financing in connection with the transactions contemplated hereby, and to any Person that acquires, by purchase of stock, purchase of assets, merger, or other form of transaction, all or substantially all of the business and assets of such Party.

8.05 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8.06 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules or exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary of business for purposes of this Agreement. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The information contained in this Agreement, in the Disclosure Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract).

8.07 Amendment and Waiver. Except as provided herein, any provision of this Agreement may be amended or waived only in a writing signed by Exopack and each of the Sellers. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

8.08 Complete Agreement. This Agreement and the documents referred to herein contain the complete agreement between the Parties hereto and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way (including any letter of intent).

8.09 No Third-Party Beneficiaries. Nothing herein expressed or implied is intended to or shall be construed to confer upon or give to any Person other than the Parties hereto, their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

8.10 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one Party, but all such counterparts taken together shall constitute one and the same instrument. Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

8.11. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, Delaware Law, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the substantive Laws of any jurisdiction other than the State of Delaware. EACH PARTY HERETO HEREBY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF, WHETHER PURPORTING TO BE AT LAW OR IN EQUITY, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

8.12 Interpretation. In this Agreement, unless a contrary intention appears:

(a) Any capitalized term used in any Schedule attached hereto and not otherwise defined therein shall have the meaning set forth in this Agreement.

(b) The use of the word “including” herein shall mean “including without limitation”.

(c) The word “or” is used in the inclusive sense of “and/or”.

(d) “may not” is prohibitive and not permissive.

(e) “neither,” “nor,” “any” and “either” shall not be exclusive.

(f) With respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”.

(g) Words used in the singular shall be construed to mean or include the plural and vice versa.

(h) Pronouns of any gender shall be deemed to include and designate the masculine, feminine or neuter gender.

(i) Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors or assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually.

(j) All statements or references to dollar amounts in this Agreement are to the lawful currency of the United States of America.

(k) For the purposes of ARTICLE I, “to the extent relating to” means such amount or quantity (whether or not the item in question exclusively relates to the Business) that is capable of either being partially attributed to or partially allocated to the Businesses.

8.13 Bulk Transfer Laws. Exopack and each Buyer acknowledges that Sellers shall not comply with the provisions of any so-called bulk sales or transfer laws of any applicable jurisdiction (including Article 6 of the Uniform Commercial Code) in connection with the sale of Acquired Assets and the other transactions contemplated by this Agreement, and Exopack and each Buyer hereby waives Sellers’ failure to comply with such laws.

8.14 Obligations of the Parties. All obligations of either Seller under this Agreement, the Transition Services Agreements, the Supply Agreements and any other agreement executed by either of the Sellers pursuant to the terms of this Agreement shall be joint and several obligations of the Sellers. All obligations of either Buyer under this Agreement, the Transition Services Agreements, the Supply Agreements and any other agreement executed by either Buyer pursuant to the terms of this Agreement shall be joint and several obligations of Buyers.

*        *        *        *

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first above written.

SELLERS: Intelicoat Technologies Image Products Holdco LLC

By:	/s/ Despina Costa
Name:	Despina Costa
Title:	Treasurer

Image Products Group LLC

By:	/s/ Despina Costa
Name:	Despina Costa
Title:	Treasurer

BUYERS: Exopack Advanced Coatings, LLC

By:	/s/ Jack Knott
Name:	Jack E. Knott
Title:	President, Chief Executive Officer, and Secretary

Exopack Holdings UK, Ltd.

By:	/s/ Jack Knott
Name:	Jack E. Knott
Title:	President, Chief Executive Officer, and Secretary

Signature Page to Purchase Agreement

EXOPACK: Exopack Holding Corp.

By:	/s/ Jack Knott
Name:	Jack E. Knott
Title:	President, Chief Executive Officer, and Secretary

Signature Page to Purchase Agreement